

VIA FACSIMILE AND U.S. MAIL

January 26, 2007

Mr. Karl Redekopp
Chief Financial Officer
International Commercial Television, Inc.
10245 Sunrise Place NE
Bainbridge Island, WA

> **Re:** **International Commercial Television, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended**
> **March 31, 2006, June 30, 2006 and September 30, 2006**
> **File No. 0-49638**

Dear Mr. Redekopp:

We have reviewed your response dated December 19, 2006 to our comment letter dated August 10, 2006 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for Fiscal Year Ended December 31, 2005

1. We note that you included amendments to Form 10-KSB and Form 10-QSB for fiscal quarter ended March 31, 2006 in your correspondence submitted on December 19, 2006. Please file the amendments to these filings separately on EDGAR. In doing so, include the certifications listed in the exhibit index of each document. Please note that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) should conform exactly to the certification in Item 601(b)(31) of Regulation S-B. In this regard, please refer to "small business issuer" as opposed to "registrant" throughout the certifications.

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Stock Options

2.   We have reviewed the revisions to your disclosure in response to comment 10 in our letter dated July 6, 2006. As we were unable to locate the disclosures required by paragraph 48 of SFAS 123 we reissue our prior comment. With respect to options outstanding at the date of the latest balance sheet please disclose the following information for each range of exercise prices segregated in accordance with paragraph 48 of SFAS 123:
    a. the number, weighted-average exercise price and weighted-average remaining contractual life of options outstanding, and
    b. the number and weighted-average exercise price of options currently exercisable.

Note 9 – Segment Reporting

3.   We have reviewed your response to comment nine in our letter dated August 10, 2006 and the revisions to your disclosure. As previously indicated, we believe you should disclose revenues for each product or group of similar products identified in the description of your business. The amounts of revenues disclosed shall be based on the financial information used to produce your general-purpose financial statements unless it is impracticable to do so. See paragraph 37 of SFAS 131. Please revise or advise.

Form 10-QSB for Fiscal Quarter Ended March 31, 2006

Consolidated Statements of Deficiency in Assets, page 4

4.   We have reviewed the revisions to your disclosure in response to comment 18 in our letter dated July 6, 2006. Please eliminate unearned compensation against additional paid-in capital as required by paragraph 74 of SFAS 123R. The components of the deficiency in assets should conform to the components of equity set forth on the balance sheet.

Notes to the Consolidated Financial Statements, page 6

Note 1 – Summary of Significant Accounting Policies, page 6

Shipping and Handling, page 8

5.   You disclose that amounts paid by customers for shipping and handling charges
        are netted against shipping and handling costs in cost of sales. This policy differs
        from the policy disclosed in your annual financial statements in Form 10-KSB
        and the classification required by Issue 1 of EITF 00-10. Please revise or advise.

Form 10-QSB for Fiscal Quarter Ended June 30, 2006

6.   Please address the comments above as applicable.

Financial Statements

7.   We note that additional paid in capital and accumulated deficit do not reflect the
        change in accounting treatment for the extinguishment of the liability in response
        to comment four in our letter dated August 10, 2006. Please revise.

Consolidated Statements of Cash Flows, page 5

8.   You disclose in Note 6 on page 17 that you issued 50,000 shares at $1.05 per
        share as compensation for services rendered by a consultant. Although this
        represents a non-cash transaction, you present the expense as cash proceeds from
        the issuance of common stock. Please revise to present the share-based payment
        as a non-cash charge in cash flows from operating activities.

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

9.   Please address the comments above as applicable.

                                        *   *   *   *

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. Please furnish a
letter that keys your responses to our comments and provides any requested supplemental
information. Detailed response letters greatly facilitate our review. Please submit your
response letter on EDGAR. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

Mr. Redekopp
International Commercial Television, Inc.
January 26, 2007
Page 4 of 4

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief